20 July 2007

VODAFONE GROUP PUBLIC LIMITED COMPANY HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2006
Filed June 14, 2006
File No. 001-10086

Dear Mr. Spirgel

We have received your comment letter of 20 June 2007 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”). Please note that we have reproduced the Staff’s comments, which appear in bold italics, and we have responded below each comment.

We note for the information of the Staff that confidential treatment of certain portions of our response to the Staff’s comments is being requested under the Commission’s rules. This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment. Concurrent with the submission of this redacted letter via EDGAR, a separate response letter containing confidential information of the Group is being submitted on a confidential basis.

Form 20-F for the year ending March 31, 2006

Note 2 – Significant Accounting Policies, page 75

Revenue Recognition, page 76

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:  +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN       Registered in England No. 1833679

1. Refer to your response to comment 1. Tell us in detail how you met the condition in paragraph 9(b) of EITF 01-9 to conclude that you can reasonably estimate the fair value of the benefit identified under paragraph 9(a). In this regard we note that in addition to paying a commission to your dealer for the sales of your service plan, you also sell the handset to your dealers. It appears that a portion of the commission paid to dealers may be intended to cover any losses that they may incur on the sale of handset to end customers. If so, it does not appear appropriate to classify this portion of the payment as a selling expense. In this regard, if you are unable to determine the fair value of the commission paid for the sales of your service plans, we believe that you do not meet the condition in paragraph 9(b) of EITF 01-9, and therefore, the full amount of the commission paid to your retailer should be recognized as a reduction of revenue in your income statement.

Response

EITF 01-9, paragraph 9 states (italics added):

“The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.      The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.”

We believe that in its accounting for handset sales and commission expenditures, the Group meets the requirements of paragraph 9(a) and receives (i) an identifiable benefit that is (ii) separable from purchases of handsets by dealers on the basis of the following:

(i)    Identifiable benefit:

•      The identifiable benefit received by the Group in respect of commission payments made to dealers is the connection of the customer to a Group service plan. The value to the Group is derived from the future revenue stream for voice and data services under the service agreement sold to the customer.

•      For the year ended 31 March 2006, voice and data services accounted for 88% of the Group’s total revenue. The revenue derived from these services represents the primary value driver for the Group given it is these activities that generate a positive margin and allow the Group to generate an economic return on its capital employed.

20 July 2007

•     The Group sells handsets to dealers at a small margin above Vodafone’s acquisition cost to cover handling costs. These activities are not employed to generate a margin, and therefore an economic return, but rather are ancillary activities to support the generation of voice and data revenue.

•     Both prepay and contract connections are possible without the end customer or the dealer buying a handset from Vodafone.

•     These handsets are sold to dealers independently of any sale by them of a contract or handset to the end customer. Even in the short term, the service revenue from a customer is higher than the equipment revenue received from the handset sold alongside the service contract.

(ii)   Separable:

•     The Group’s assessment that the identifiable benefit to the Group resulting from commission payments to dealers is solely the connection of the customer is evidenced by the fact that commission is only paid on connection of a customer by the dealer and there is no commitment to make any payment without that connection. Furthermore, where customers disconnect their handsets from the Group’s voice and data networks within specified time periods that are shorter than their service agreement duration, the Group reclaims up-front commissions from dealers. Therefore the transaction that gives rise to the payment is the connection to the Vodafone network and not the sale of the handset.

•     The Group also believes that the identified benefit is separable from dealer purchases of handsets because it is not necessary for the dealers to purchase handsets from the Group, or for the Group to sell handsets to dealers, in order for the commissions to be earned by the dealer; it is the connection to of a customer to the Vodafone network for which the dealer is rewarded.

•     [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•     Dealers may also sell handsets without airtime agreements to satisfy customer demand for new handsets, the loss or breakage of handsets or where the customer has a standalone SIM card that they wish to use. These handsets would not usually be discounted when sold to end customers.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. In the course of preparing our financial statements for the year ended 31 March 2007 we determined that this fixed element should be deducted from revenue. However, as the amount was not material, this was passed as an immaterial adjustment.

EITF 01-9, paragraph 9.b. states (italics added):

“The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

20 July 2007

We believe that in its accounting for handset sales and commission expenditures, the Group also meets the requirements of paragraph 9(b). The Group can reasonably estimate the fair value of the benefit arising and the commission paid does not exceed the fair value of the customer connection obtained by the dealer:

•     [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•     [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. We consider that the fair value of commissions paid in respect of sales of service plans is established as the amount paid. The Group considers this to be the case since:

o	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•     All of our segments are profitable. The amount of commission paid to dealers does not exceed the fair value of the voice and data income derived from the contracts on which dealer commissions are paid.

In order for us to obtain a better understanding of the terms of your compensation arrangements with your dealers and third party distributors, please address the following:

•     Describe to us in detail the terms of the different types of compensation arrangements with your dealers.

Dealers receive commission for obtaining new voice and data customer contracts and contract upgrades. The majority of commissions are ‘upfront commissions’, payable when the end customer agreement is signed. The value of the commission offered to the dealer will depend on the value of the voice and data service plan that the customer has signed up to, reflecting the expected profit to be generated from the customer by the Group.

The same handset can attract different levels of commission as the levels of commission paid are based on the value of the service contract that the handset is supplied with, not the value of the handset. The value of commission also varies over time depending on changes in the competitive environment, seasonality and other variables.

The Group may also pay ‘ongoing commissions’ for some service plans. Ongoing commissions become payable during the life of a customer contract and are payable dependant on customer contracts meeting certain criteria or on dealers meeting other targets set by the Group.

20 July 2007

There are a number of different types of commissions paid by the Group. The following tables summarise commissions payable to dealers in the Group’s four largest mobile operating territories which accounted for 64% of Group revenues in the year ended 31 March 2006. Commission schemes in other territories in which the Group operates are similar to those described below. The most significant types of commission paid by the Group are [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

The following three tables summarise commissions payable to dealers in the Group’s four largest mobile operating territories, where the Group believes recording them as an expense is appropriate.

Upfront commissions

Commission scheme	Basis
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Other upfront commissions

Commission scheme	Basis
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Ongoing commissions

Commission scheme	Basis
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•      the commissions paid are not committed to at the time of sale of the handset to the dealer and the exact amount of commission that will become payable will depend on the service agreement that the customer signs up to.

20 July 2007

The following table summarises commissions payable to dealers in the Group’s four largest mobile operating territories, where the Group believes recording them as a reduction in revenue is appropriate.

Commission scheme	Basis
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

This process of securing new customers, and the related arrangements with the dealers for these new customers, is broadly consistent across each of the Group’s major markets.

•      Tell us whether the selling prices of the handsets sold to your dealers and the selling prices of handsets sold in your own stores to your subscribers are the same. In other words, do you sell the handsets to the dealers at a loss or do the dealers absorb to loss on the sale of the handset to the end customer?  If the dealer absorbs the loss, tell us why the dealer is willing to enter the arrangement.

The selling prices of handsets sold to dealers may or may not be the same as the normal selling price of handsets to customers in our own stores. Where handsets are sold in Vodafone stores without an accompanying service plan, the handset price to the customer is typically higher than the price at which the Group sells to dealers. Where the handsets sold in Vodafone stores are sold with an accompanying service plan, the sales price to the customer will typically be lower than the price at which the Group sells the handset to the dealers.

The retail market for selling airtime contracts and related handsets is very competitive. Dealers compete against one another and against the Group’s own stores. In selling airtime contracts, dealers seek to be competitive in the overall package sold to customers. Dealers are not able to change the selling prices of the Group’s airtime contracts to the end customer. Therefore dealers may choose to adopt various incentives to encourage customers to sign-up to an airtime service contract to maximise their profits. The most common strategies are:

•      providing an airtime and handset bundle, with a discount on the handset cost to the customer. The dealer has full title to handsets and is therefore free to discount prices and make other offers on handsets;

•      offering cash back to the customer for airtime fees, for example refunding 3 month’s of airtime contract fees;

•      a combination thereof.

The strategies reduce the up front cost of airtime contracts to the customer and therefore encourage customers to sign up to the airtime contracts on which the dealers receive commission.

20 July 2007

•      Tell us whether you recognize the revenue on the handset sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their handsets to the end customers.

Revenue is only taken on handset sales when the risks and rewards of ownership pass to the dealer, which in most cases occurs on the date of legal sale to the dealer. In determining that the risks of rewards of ownership have passed, we considered the following:

•      There are generally no subsequent pricing adjustments between the date of sale to the dealer and the date of sale to the end customer. Where there are subsequent pricing adjustments, these are either accounted for as a reduction of revenue or, if risks and rewards have not been transferred, result in the deferral of sales transaction. An example of a transaction resulting in a reduction of revenue is special promotions where the Group may decide to offer dealers the opportunity to participate in a marketing campaign. For dealers participating in such a campaign, credit notes may be offered for the promotional discount value. The costs of providing credit notes as part of these campaigns are accounted for as a reduction of revenue.

•      [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•      Other dealers also bear the obsolescence risk of inventory. Dealers will carry out their own promotions should they need to clear slow moving stock.

•      Dealers will typically carry a reasonable level of handsets in inventory and hence the handsets will be purchased in advance by dealers and not just to fulfil existing orders.

•      [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Where some or all of these presumptions are not met and the risks and rewards of ownership are not deemed to have passed, e.g. if there is a substantive right of return agreement, then revenue is not recorded until the risks and rewards of ownership have transferred.

•      Tell us whether your dealers always obtain the handsets from you or whether they can purchase the handsets directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the handset directly from you. In addition, tell us whether the amount of commissions paid to dealers that do not purchase the handsets from you differs from the commissions received by dealers who do purchase your handsets.

20 July 2007

All dealers have the option to source handsets directly from the manufacturers, from other suppliers or from the Group. However, many dealers source their handsets from the Vodafone Group in order to:

•      take advantage of the Group’s ability to achieve bulk purchase discounts;

•      reduce internal administrative time and expense sourcing handsets from different manufacturers and suppliers; and

•      benefit from Vodafone branding on the handsets and from pre-programmed shortcut keys to Vodafone services on the handsets.

While the supply of handsets is only ancillary to the provision of voice and data services, the Group supplies handsets to dealers and customers as there are valuable benefits in doing so. These benefits are aligned with those of the dealers and are set out below:

•      as a result of the Group passing on the bulk discounts it can obtain from manufacturers to dealers, dealers are in a better position to have competitive offerings resulting in more customer connections and a larger take up of the Group’s voice and data offerings;

•      supplying handsets directly reduces the dealers’ administrative time and expense in obtaining handsets directly from multiple manufacturers, thereby strengthening the Group’s commercial relationship with these dealers;

•      through the supply of handsets to dealers, the Group is able to positively influence the end customer experience. For example, many handsets provided by the Group have pre-programmed shortcut keys which simplify the end customer’s access to the Group’s services, such as the Vodafone Live! web portal.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•      Tell us whether you pay a different amount to dealers in situations where they sell both the handset and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a handset, for example).

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

***

20 July 2007

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:	Robert Littlepage, US Securities and Exchange Commission
Ivete Leon, US Securities and Exchange Commission
Joe Cascarano, US Securities and Exchange Commission
Vince Niblett, Deloitte & Touche LLP
Hadleigh Shekle, Deloitte & Touche LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Paul Stephenson, Vodafone Group Plc

20 July 2007